Jc 3/2D



02005811

VH 2-28-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2002 365 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPC Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Corporate Blvd. N.W. Suite 210
(No. and Street)

Boca Raton (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil D. Schwartz (561) 912-9000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkovits, Lago & Company, LLP
(Name — *if individual, state last, first, middle name*)

8211 West Broward Blvd. Suite 340 (Address) Plantation, (City) Florida (State) 33324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 04 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Neil D. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPC, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Myrna Sanders
Commission # CC 825741
Expires May 27, 2003
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPC, INC.
FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

BERKOVITS, LAGO & COMPANY, LLP

FPC, INC.

INDEX

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of Securities and Exchange Commission	10-11
Statements	12

BERKOVITS, LAGO & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

Board of Directors
FPC, Inc.

We have audited the accompanying statement of financial condition of FPC, Inc. as of December 31, 2001, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPC, Inc. as of December 31, 2001 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Plantation, Florida
January 31, 2002

8211 WEST BROWARD BOULEVARD • SUITE 340 • PLANTATION, FLORIDA 33324
(954) 475-3199 • (305) 944-9326 • (800) 689-3521 • FAX (954) 472-2308
E-MAIL: berkcpa@aol.com

FPC, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 64,132
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	1,011
COMMISSIONS RECEIVABLE	84,350
INTEREST RECEIVABLE	472
MARKETABLE SECURITIES, AVAILABLE FOR SALE	3,300
PREPAID EXPENSES	194
TOTAL ASSETS	$ 153,459

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 20,932
TOTAL LIABILITIES	20,932
STOCKHOLDER'S EQUITY	
Capital stock- common, $1 par value, 1,000 shares authorized, 500 shares issued and outstanding	500
Paid-in capital in excess of par value	11,000
Retained earnings	121,027
TOTAL STOCKHOLDER'S EQUITY	132,527
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 153,459

The accompanying notes are an integral part of these financial statements

FPC, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$547,696
Interest	1,936
Total Revenues	549,632
EXPENSES	
Regulatory fees	5,660
Management fees	493,221
Professional fees	2,553
Other	17,697
Total Expenses	519,131
Net Income	$ 30,501

The accompanying notes are an integral part of these financial statements

FPC, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK ($1 PAR VALUE)				
	NUMBER OF SHARES	AMOUNT	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE-DECEMBER 31, 2000	500	$ 500.00	$ 11,000	$ 90,526	$ 102,026
NET INCOME	-	-	-	30,501	30,501
BALANCE-DECEMBER 31, 2001	500	$ 500.00	$ 11,000	$ 121,027	$ 132,527

The accompanying notes are an integral part of these financial statements

FPC, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE- DECEMBER 31, 2000	$ -
CHANGES- YEAR ENDED DECEMBER 31, 2001	-
BALANCE- DECEMBER 31, 2001	$ -

The accompanying notes are an integral part of these financial statements

FPC, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 30,501
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)decrease in assets:	
Cash segregated under federal and other regulations	(499)
Commissions receivable	(2,049)
Interest receivable	(170)
Prepaid expense	996
Increase (decrease) in liabilities:	
Accounts payable	(12,346)
Net cash provided by operating activities	16,433
NET INCREASE IN CASH	16,433
CASH BEGINNING OF YEAR	47,699
CASH END OF YEAR	$ 64,132

The accompanying notes are an integral part of these financial statements

FPC, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1.ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation that is a wholly-owned subsidiary of NDS Financial Group, Inc. (Parent)

NOTE 2.SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company. The Company sells various types of investment programs including mutual funds, variable annuities, stocks, bonds and municipal bonds. The company's record-keeping is in accordance with rules and regulations prescribed by the SEC and the NASD.

Income Taxes

The Company has elected to be taxed as an S Corporation under existing Internal Revenue Service regulations, whereby its income is taxed to its stockholders. Therefore, no provision for income taxes has been made in the accompanying financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash held in banks and money market accounts as cash equivalents.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable. The Company is a broker/dealer in securities and is engaged in the sale of investment programs, including mutual funds, variable annuities, stocks, bonds and municipal bonds.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from these estimates.

NOTE 3.CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $1011 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

FPC INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4.RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with Financial Planning Services, Inc. (FPS) which has the same common stockholder as FPC, Inc. Under this agreement FPS provides bookkeeping, consulting, and administrative services in addition to the use of its facilities to the Company. The agreement provides that payment for these services shall be paid each month in an amount to be determined at the discretion of the officers of the Company based on the revenue and expenses applicable to the business. The amount paid by the Company to FPS for the year ended December 31, 2001 amounted to $493,221. The Company as of December 31, 2001 has included in accounts payable, accrued management fees due to FPS in the amount of $19,332.

NOTE 5.NET CAPITAL REQUIREMENTS

As a broker/dealer registered with the Securities and Exchange Commission, the Company is subject to the Commission's "Net Capital Rule" (Rule 15c3-1(a)(2)) which required, in the case of the Company, a minimum of $5,000 net capital. At December 31, 2001, the net capital was $103,071. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 20.3%.

FPC, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S CAPITAL, DECEMBER 31,	$ 132,527
DEDUCTIONS:	
A. NON-ADMITTED ASSETS	28,946
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	103,581
HAIRCUTS ON OTHER SECURITIES	510
NET CAPITAL	$ 103,071
MINIMUM CAPITAL	$ 5,000
AGGREGATE INDEBTEDNESS	$ 20,932
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	20.30%

FPC, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

1.	Free credit balances and other credit balance in customers' security accounts.	None
2.	Monies borrowed and collateralized by securities carried for the account of customers.	None
3.	Monies payable against customers' securities loaned.	None
4.	Customers' securities failed to receive.	None
5.	Credit balance in firm accounts which are attributable to principal sales to customers.	None
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days old.	None
7.	Market value of short security count difference over 30 calendar days old.	None
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	None
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the last 40 days.	None
10.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3.	None

FPC, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2001

11.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	None
12.	Failed to deliver of customers' securities not older than 30 calendar days.	None
13.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts.	None
14.	Excess of total credits (sum of items 1-9) over total debits (sum of 10-13) required to be a deposit in the "Reserve Bank Account" (Rule 15c3-3(e)). If the computation is made monthly, as permitted by this section, the deposit shall be not less than 105 percent of the excess of total credits over total debits.	None

FPC, INC.
STATEMENTS
DECEMBER 31, 2001

STATEMENT REGARDING CONSISTENCY

No material differences exist in the computation of Net Capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 in this audit report, with the Brokers/Dealers corresponding unaudited December 31, 2001 Part II A filing.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company holds no customer securities at the present time nor have they held any securities during the year ended December 31, 2001.

FPC, INC.

REPORT ON INTERNAL CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001

BERKOVITS, LAGO & COMPANY, LLP

BERKOVITS, LAGO & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Board of Directors
FPC, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FPC, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

8211 WEST BROWARD BOULEVARD • SUITE 340 • PLANTATION, FLORIDA 33324
(954) 475-3199 • (305) 944-9326 • (800) 689-3521 • FAX (954) 472-2308
E-MAIL: berkcpa@aol.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31,2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkovits, Lago & Company, LLP

Plantation, Florida
January 31, 2002